Exhibit 5.11

CONSENT OF MIKE THOMAS

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the reference to my name under the heading “Interest of Experts” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

/s/ Mike Thomas
Mike Thomas
Title:	MAusIMM(CP)

March 29, 2007